PRESIDIO FUNDS

12/1/2008 **NAV: 8.87** **Day Change: -0.76**

Presidio Fund: PRSDX

Presidio Fund will pay a distribution towards the end of December 2008. The estimated distribution is approximately $0.02 - $0.05 per share. This is a preliminary estimate and may change between now and the record date.

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